Mail Stop 5546

August 1, 2008

Gregory Q. Brown
President and Chief Executive Officer
Motorola, Inc.
1303 East Algonquin Road
Schaumberg, Illinois 60196

      Re: **Motorola, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 28, 2008
              File No. 1-07221
              Response Letter Dated July 18, 2008

Dear Mr. Brown:

      We refer you to our comment letter dated July 8, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance